February 26, 1997



Securities and Exchange Commission
6432 General Green Way
Alexandria, VA  23212-2413

Gentlemen:

   We are transmitting herewith Indiana Energy, Inc.'s
Statement on Form U-3A-2.

                                     Sincerely,


                                   /s/Douglas S. Schmidt
                                   Douglas S. Schmidt

DSS:rs




                                          File No. 069-00312


                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         FORM U-3A-2


       Statement by Holding Company Claiming Exemption
     Under Rule U-3A-2 from the Provisions of the Public
             Utility Holding Company Act of 1935

            To Be Filed Annually Prior to March 1


                    INDIANA ENERGY, INC.

hereby files with the Securities and Exchange
Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

    1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

       Indiana Energy, Inc. (Indiana Energy), Claimant in this statement, is an Indiana corporation with its principal offices in Indianapolis, Indiana.
    Claimant is a "holding company" (as such term is defined by the Act), owning all of the issued and outstanding shares of common stock of Indiana Gas
    Company, Inc. (Indiana Gas) and IEI Investments,
    Inc. (IEI Investments).

       Indiana Gas is an Indiana corporation engaged in the business of supplying gas service at retail, including transportation, to ultimate consumers, all within the state of Indiana. For the twelve-month period ending December 31, 1996, approximately 90 percent of Indiana Energy's consolidated earnings were derived from the operations of Indiana Gas and its subsidiaries.
    Indiana Gas is a "subsidiary company" of Indiana
    Energy and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act).

       Indiana Gas owns all of the issued and
    outstanding shares of common stock of Terre Haute
    Gas Corporation (Terre Haute) and Richmond Gas
    Corporation (Richmond), both of which are Indiana corporations. While Terre Haute and Richmond technically exist as separate corporate entities, in accordance with an order issued by the Indiana
    Utility Regulatory Commission, Indiana Gas, Terre
    Haute and Richmond have combined their operations for all purposes and are transacting business under the name Indiana Gas Company, Inc. Pursuant to that order, accounting records and financial reports are on a consolidated basis. For purposes of this statement, any reference to Indiana Gas will, in effect, be inclusive of the separate corporate entities of Richmond and Terre Haute.

       Indiana Energy owns all of the outstanding shares of capital stock of IEI Investments, an Indiana corporation. IEI Investments was formed for the purpose of grouping and controlling nonregulated businesses of Indiana Energy and investments therein and to separate them from regulated businesses.

       IEI Investments owns all of the issued and outstanding shares of capital stock of IGC Energy, Inc. (IGC Energy), an Indiana corporation. On
    March 15, 1996, IGC Energy, Inc. and Citizens By-
    Products Coal Company, a wholly owned subsidiary of Citizens Gas and Coke Utility (Citizens Gas), formed a jointly and equally owned Indiana limited liability company to provide natural gas supply and related services. The new entity, ProLiance
    Energy, LLC (ProLiance), began providing services to Indiana Gas and Citizens Gas effective April 1,
    1996. ProLiance also provides products and services to other gas utilities and customers in Indiana and surrounding states. ProLiance assumed the business of Indiana Energy Services, Inc., a wholly owned subsidiary of IGC Energy and an Indiana corporation, which had provided similar services to other customers and from January 1, 1996, to March 31, 1996, to Indiana Gas. IGC
    Energy is also a limited partner in Lima Resources
    Associates, L.P. (LIMA), which is engaged in the business of exploring for hydrocarbons. Other limited partners are AlaTenn Pipeline Company, Inc., Mississippi Energies, Inc. and A.G. Edwards and Sons, Inc. The general partner of LIMA is Laclede Energy Resources, Inc.

       IEI Investments also owns all of the
    outstanding voting securities of Energy Realty, Inc. (Energy Realty). Energy Realty is an Indiana corporation engaged in the business of real estate. Energy Realty currently owns a warehouse facility which is leased to Indiana Gas and is also a limited partner in five affordable housing investments.

    2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal transmission lines, producing fields, gas manufacturing plants and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive gas at the borders of such State.

       At the date of the filing of this Statement, Indiana Energy had no properties and is solely a holding company owning all of the issued and outstanding shares of common stock of Indiana Gas and IEI Investments.

       The properties of Indiana Gas used for the production, storage and distribution of gas are located solely within the state of Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana. At December 31, 1996, these included approximately 10,300 miles of distribution mains; 484,643 meters, seven reservoirs for underground storage of purchased gas with approximately 103,415 acres of land owned and/or held under storage easements with 10,836,824 Dth of gas in storage providing a daily deliverability capacity of 144,860 Dth. Indiana Gas has five liquefied petroleum air gas manufacturing plants with a total daily capacity of 36,700 Dth of gas.
    These properties are used by Indiana Gas in its gas operations in which gas is supplied to approximately 468,000 consumers in 281 communities in 48 of the 92 counties in the state of Indiana.
    The largest communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington,
    Terre Haute, Marion, New Albany, Columbus,
    Jeffersonville, New Castle and Richmond.

       Effective April 1, 1996, Indiana Gas purchases all of its natural gas from ProLiance Energy, LLC.
    Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy
    Regulatory Commission approved rate schedules.

    3.   The following information for the last
calendar year with respect to Claimant and each of its subsidiary public utility companies:

    (a) Number of Dth of gas distributed at retail:

          Company        Calendar Year     DTH
        Indiana Gas          1996       88,951,000  Sales
                                        36,048,000  Transportation
                                       124,999,000  Total Throughput

    (b) Number of Dth of gas distributed at retail outside the State in which each such company is organized:

        None

    (c) Number of Dth of gas sold at wholesale outside the State in which each such company is organized, or at the State line:

        None

    (d) Number of Dth of gas purchased outside the State in which each such company is organized or at the State line:

        None.

   4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

        Inapplicable to claimant.

                          Exhibit A

    A consolidating statement of income and a consolidating statement of retained earnings of Indiana
Energy and subsidiaries, for the calendar year 1996, together with a consolidating balance sheet of Indiana
Energy and subsidiary companies, as of the close of such calendar year, are annexed hereto as Exhibit A.

                          Exhibit B

    See the Financial Data Schedule filed herewith as
Exhibit 27.

                          Exhibit C

    Inapplicable to claimant.

    The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February 1997.

                                INDIANA ENERGY, INC.
                                (Name of Claimant)




                              By /s/Niel C. Ellerbrook
                                 Niel C. Ellerbrook
                                 Executive Vice President,
                                 Treasurer and Chief
                                 Financial Officer

Attest:




/s/Ronald E. Christian
Ronald E. Christian
Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                Niel C. Ellerbrook
                                Executive Vice President,
                                Treasurer and Chief
                                Financial Officer
                                Indiana Energy, Inc.
                                1630 North Meridian Street
                                Indianapolis, Indiana  46202




                                                            INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                                   CONSOLIDATING BALANCE SHEET
                                                                         DECEMBER 31, 1996
                                                                      (Thousands - Unaudited)

                                                    Indiana                                       Indiana
                                         Indiana    Gas         IEI           IGC       Energy    Energy    Adjustments
                                         Energy     Company,    Investments,  Energy,   Realty,   Services     Debit
          ASSETS                         Inc.       Inc.        Inc.          Inc.      Inc.      Inc.       (Credit)  Consolidated
UTILITY PLANT:
    Utility plant - original cost      $      -     $946,934    $      -      $      -  $      -  $      -  $      -     $946,934
    Less - Accumulated depreciation
       and amortization                       -      351,496           -             -         -         -         -      351,496
                                              -      595,438           -             -         -         -         -      595,438

EQUITY IN NET ASSETS OF WHOLLY-
    OWNED SUBSIDIARIES:
        Indiana Gas Company, Inc.       291,453            -           -             -         -         -  (291,453)           -
        IEI Investments, Inc.            14,864            -           -             -         -         -   (14,864)           -
        IGC Energy, Inc.                      -            -      14,345             -         -         -   (14,345)           -
        Energy Realty, Inc.                   -            -         518             -         -         -      (518)           -
        Indiana Energy Services, Inc.         -            -           -         3,475         -         -    (3,475)           -
                                        306,317            -      14,863         3,475         -         -  (324,655)           -

NONUTILITY PLANT AND OTHER
    INVESTMENTS - NET                         -           31           -         4,833    10,490         -         -       15,354

CURRENT ASSETS:
    Cash and cash equivalents             1,230          185          (2)        9,056       424     6,047   (16,755)         185
    Accounts receivable, less reserves        -       45,070           -            35         -       494         -       45,599
    Accounts receivable from
       affiliated companies                 754            -           3             -        95       116      (968)           -
    Accrued unbilled revenues                 -       37,247           -             -         -         -         -       37,247
    Materials and supplies - at
       average cost                           -        4,075           -             -         -         -         -        4,075
    Liquefied petroleum gas - at
       average cost                           -          864           -             -         -         -         -          864
    Gas in underground storage -
       at last-in, first-out cost             -       34,336           -             -         -         -         -       34,336
    Recoverable gas costs                     -       16,949           -             -         -         -         -       16,949
    Prepayments and other                     -        1,017           -             -         7         -         -        1,024
                                          1,984      139,743           1         9,091       526     6,657   (17,723)     140,279

DEFERRED CHARGES:
    Unamortized debt discount and
       expense                                -        7,324           -             -       104         -            -     7,428
    Other                                     3        8,392           -             -         -         -            -     8,395
                                              3       15,716           -             -       104         -            -    15,823
                                       $308,304     $750,928    $ 14,864      $ 17,399  $ 11,120   $ 6,657  $  (342,378) $766,894




                                                            INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                                   CONSOLIDATING BALANCE SHEET
                                                                      DECEMBER 31, 1996
                                                                    (Thousands - Unaudited)

                                                  Indiana                                      Indiana
                                        Indiana   Gas        IEI           IGC       Energy    Energy     Adjustments
                                        Energy    Company,   Investments,  Energy,   Realty,   Services,    Debit
                                        Inc.      Inc.       Inc.          Inc.      Inc.      Inc.        (Credit)   Consolidated
  SHAREHOLDERS' EQUITY AND LIABILITIES
CAPITALIZATION:
    Common stock                       $146,445   $142,995   $      1      $      1  $      1  $      1   $142,999     $146,445
    Paid-in capital                           -          -      4,179         4,361         -         -      8,540            -
    Unearned compensation -
      restricted stock grants            (2,170)         -          -             -         -         -          -       (2,170)
    Retained earnings                   163,868    148,458     10,684         9,983       517     3,474    173,116      163,868
        Total common shareholders'
         equity                         308,143    291,453     14,864        14,345       518     3,475    324,655      308,143
    Long-term debt                            -    139,733          -             -     3,133         -          -      142,866
                                        308,143    431,186     14,864        14,345     3,651     3,475    324,655      451,009

CURRENT LIABILITIES:
    Maturities and sinking fund
      requirements of long-term debt          -     35,000          -             -       272         -          -       35,272
    Notes payable                             -     63,000          -             -     3,800         -          -       66,800
    Accounts payable                          -     67,018          -             -         -     3,173     17,398       52,793
    Accounts payable to affiliated
        companies                            22          -          -             6       150        11        189            -
    Customer deposits and advance
     payments                                 -     16,533          -             -         -         -          -       16,533
    Accrued taxes                             -     13,971          -           573         -        (2)       136       14,406
    Accrued interest                          -      4,497          -             -        64         -          -        4,561
    Other current liabilities                 -     21,210          -         2,475     2,850         -       (139)      26,674
                                             22    221,229          -         3,054     7,136     3,182     17,584      217,039

DEFERRED CREDITS:
    Deferred income taxes                     -     67,421          -             -         -         -          -       67,421
    Unamortized investment tax credit         -     10,941          -             -         -         -          -       10,941
    Customer advances for construction        -      1,488          -             -         -         -          -        1,488
    Regulatory income tax liability           -      2,835          -             -         -         -          -        2,835
    Other                                   139     15,828          -             -       333         -        139       16,161
                                            139     98,513          -             -       333         -        139       98,846
                                       $308,304   $750,928   $ 14,864      $ 17,399  $ 11,120  $  6,657   $342,378     $766,894



                                                        INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                           CONSOLIDATING STATEMENT OF INCOME
                                                         TWELVE MONTHS ENDED DECEMBER 31, 1996
                                                                (Thousands - Unaudited)


                                                  Indiana                                       Indiana
                                         Indiana  Gas          IEI           IGC      Energy    Energy     Adjustments
                                         Energy   Company,   Investments,    Energy   Realty,   Services,   Debit
                                         Inc.     Inc.         Inc.          Inc.     Inc.      Inc.       (Credit)   Consolidated
UTILITY OPERATING REVENUES             $      -   $548,766   $      -      $      -  $       -  $      -  $      -     $548,766
COST OF GAS                                   -    340,770          -             -          -         -         -      340,770
MARGIN                                        -    207,996          -             -          -         -         -      207,996

UTILITY OPERATING EXPENSES:
    Other operation                           -     74,808          -             -          -         -         -       74,808
    Maintenance                               -      9,875          -             -          -         -         -        9,875
    Depreciation and amortization             -     33,738          -             -          -         -         -       33,738
    Income taxes                              -     21,637          -             -          -         -         -       21,637
    Taxes other than income taxes             -     16,779          -             -          -         -         -       16,779
                                              -    156,837          -             -          -         -         -      156,837

UTILITY OPERATING INCOME                      -     51,159          -             -          -         -         -       51,159

INTEREST AND OTHER:
    Interest expense                          -     16,200          -             -          -         -         -       16,200
    Allowance for borrowed funds
      used during construction                -       (356)         -             -          -         -         -         (356)
    Other amortization                        -        187          -             -          -         -         -          187
    Other income - net                        -       (993)         -             -          -         -         -         (993)
                                              -     15,038          -             -          -         -         -       15,038

UTILITY INCOME                                -     36,121          -             -          -         -         -       36,121

NONUTILITY INCOME                        40,393          -      4,531         4,387        163     3,222    48,424        4,272

NET INCOME                             $ 40,393   $ 36,121   $  4,531      $  4,387  $     163  $  3,222  $ 48,424     $ 40,393




                                                        INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                      CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                        TWELVE MONTHS ENDED DECEMBER 31, 1996
                                                               (Thousands - Unaudited)




                                                  Indiana                                        Indiana
                                       Indiana    Gas        IEI           IGC       Energy      Energy    Adjustments
                                       Energy,    Company,   Investments,  Energy,   Realty,     Services,    Debit
                                       Inc.       Inc.       Inc.          Inc.      Inc.        Inc.       (Credit)   Consolidated
BALANCE DECEMBER 31, 1995              $148,587   $137,837   $  6,153      $  5,596  $     354  $    252   $150,192    $148,587

ADD:
    Net Income                           40,393     36,121      4,531         4,387        163     3,222     48,424      40,393
                                        188,980    173,958     10,684         9,983        517     3,474    198,616     188,980

DEDUCT:
    Dividends on Common Stock            25,112     25,500          -             -          -         -    (25,500)     25,112

BALANCE DECEMBER 31, 1996              $163,868   $148,458   $ 10,684      $  9,983  $     517  $  3,474   $173,116    $163,868
